May 13, 2025

Jing-Bin Chiang
Chief Executive Officer
J-Star Holding Co., Ltd.
7/F-1, No. 633, Sec. 2, Taiwan Blvd.
Xitun District, Taichung City 407
Taiwan (R.O.C.)

       Re: J-Star Holding Co., Ltd.
           Registration Statement on Form F-1
           Filed April 29, 2025
           File No. 333-286805
Dear Jing-Bin Chiang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed April 29, 2025
Customers, page 96

1. Please tell us, with a view to disclosure, the basis for highlighting your relationships with Colnago and Technifbre. For example, did any other company account for more revenue for the years ended December 31, 2024 and 2023 than Colnago or Technifbre? Did either Colnago or Technifbre account for at least 10% of the
       registrant's net revenue for the years ended December 31, 2024 and 2023?
Exhibit 23.1, page II-4

2.     Revise to update the Form F-1 file number to 333-286805, if true.
 May 13, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Lawrence S. Venick, Esq.